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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CATALYST SEMICONDUCTOR, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

14888105
(CUSIP Number of Class of Securities' Underlying Common Stock)

Thomas E. Gay III
Chief Financial Officer
Catalyst Semiconductor, Inc.
2975 Stender Way
Santa Clara, CA 95054
(408) 542-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Robert P. Latta, Esq.
Julia Reigel, Esq.
Michael Post, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$3,307,776.00	$353.93

*
Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer's common stock that are eligible for exchange (3,093,664 shares) will be tendered pursuant to this offer. These options have an aggregate value of $1,653,888.00 as of February 13, 2007, calculated based on a modified Black-Scholes option pricing model.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to an offer by Catalyst Semiconductor, Inc., a Delaware corporation ("Catalyst Semiconductor" or the "Company"), to exchange (the "Exchange Offer") all outstanding and unexercised options that have a per share exercise price equal to $4.00 or higher of the Company's common stock, whether vested or unvested, that have been granted under its 1998 Special Equity Incentive Plan and/or Amended and Restated 2003 Stock Incentive Plan (the "Eligible Options") and that are held by eligible service providers. These Eligible Options may be exchanged for new options that will be granted under either the Company's 1998 Special Equity Incentive Plan and/or Amended and Restated 2003 Stock Incentive Plan, respectively, depending on which plan the exchanged options originated from (the "New Options"), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated February 14, 2007 (the "Offer to Exchange"), (ii) the related email from Gelu Voicu, dated February 14, 2007, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An "eligible service provider" refers to a person if he or she is an active employee or consultant of Catalyst Semiconductor at the time of this offer and remains an active employee or consultant of Catalyst Semiconductor or a successor entity through the last date on which this offer remains open for acceptance. Non-employee directors are not eligible to participate in the offer.

        The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) Name and Address.

        Catalyst Semiconductor is the issuer of the securities subject to the Exchange Offer. The address of the Company's principal executive office is 2975 Stender Way, Santa Clara, California 95054 and the telephone number at that address is (408) 542-1000. The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Information concerning Catalyst Semiconductor" (Section 10) is incorporated herein by reference.

        (b) Securities.

        This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of certain outstanding options to purchase its common stock granted under the 1998 Special Equity Incentive Plan and/or Amended and Restated 2003 Stock Incentive Plan (collectively, the "Plans") to cancel their outstanding options in exchange for New Options as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the related email from Gelu Voicu, dated February 14, 2007 attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

        As of January 31, 2007, there were options to purchase 3,093,664 shares of the Company's common stock outstanding and eligible to participate in this Exchange Offer.

        (c) Trading Market and Price.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Price range of shares underlying the options" (Section 8) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a) Name and Address.

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

        Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) Material Terms.

        The information set forth in the Offer to Exchange under the caption "Summary Term Sheet" and the caption "The Offer" in the sections entitled "Eligibility" (Section 1), "Number of options; expiration date" (Section 2), "Procedures for electing to exchange options" (Section 4), "Withdrawal rights and change of election" (Section 5), "Acceptance of options for exchange and issuance of new options" (Section 6), "Conditions of the offer" (Section 7), "Source and amount of consideration; terms of new options" (Section 9), "Status of options tendered in the offer; accounting consequences of the offer" (Section 12), "Legal matters; regulatory approvals" (Section 13), "Material United States federal income tax consequences" (Section 14), "Material non-United States tax consequences" (Section 15), "Extension of offer; termination; amendment" (Section 16), and Schedules A and B attached thereto, is incorporated herein by reference.

        (b) Purchases.

        Non-employee directors are not eligible to participate in the offer. The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Interests of directors and executive officers; transactions and arrangements concerning the options" (Section 11) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (a) Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Source and amount of consideration; terms of new options" (Section 9) and "Interests of directors and executive officers; transactions and arrangements concerning the options" (Section 11) is incorporated by reference. See also Exhibits (d)(1) through (d)(5).

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a) Purposes.

        The information set forth in the Offer to Exchange under the captions "Summary Term Sheet" and "The Offer" in the section entitled "Purpose of the offer" (Section 3) is incorporated herein by reference.

        (b) Use of Securities Acquired.

        The information set forth in the Offer to Exchange under the captions "The Offer" in the sections entitled "Acceptance of options for exchange and issuance of new options" (Section 6) and "Status of options tendered in the offer; accounting consequences of the offer" (Section 12) is incorporated herein by reference.

        (c) Plans.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Purpose of the offer" (Section 3) incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a) Source of Funds.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Source and amount of consideration; terms of new options" (Section 9) and "Fees and expenses" (Section 17) is incorporated herein by reference.

        (b) Conditions.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Conditions to the offer" (Section 7) is incorporated herein by reference.

        (d) Borrowed Funds.

        Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a) Securities Ownership.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Interests of directors and officers; transactions and arrangements concerning the options" (Section 11) is incorporated herein by reference.

        (b) Securities Transactions.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the section entitled "Interests of directors and officers; transactions and arrangements concerning the options" (Section 11) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a) Solicitations or Recommendations.

        Not applicable.

Item 10. Financial Statements.

        (a) Financial Information.

        The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption "The Offer" in the sections entitled "Information concerning Catalyst Semiconductor" (Section 10), "Additional information" (Section 18) and "Financial statements" (Section 19) is incorporated herein by reference. The Company's Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

        (b) Pro Forma Information.

        Not applicable.

Item 11. Additional Information.

        (a) Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under the caption "The Offer" in the sections entitled "Interests of directors and officers; transactions and arrangements concerning the options" (Section 11) and "Legal matters; regulatory approvals" (Section 13) is incorporated herein by reference.

        (b) Other Material Information.

        Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options Priced At or Above $4.00 Per Share for New Options.
(B)	Text of e-mail from Gelu Voicu dated February 14, 2007.
(C)	Election Form.
(D)	Withdrawal Form.
(E)	List of Eligible Options for Stock Option Exchange Program.
(F)	Confirmation of Receipt of Election Form.
(F)	Confirmation of Receipt of Withdrawal Form.
(G)	Form of Reminder E-mails.
(b)	Not applicable.
(d)(1)	Catalyst Semiconductor,Inc. 1998 Special Equity Incentive Plan.
(d)(2)
Catalyst Semiconductor, Inc. Amended and Restated 2003 Stock Incentive Plan and form of agreement thereunder, incorporated herein by reference to Exhibit 10.102 to the Company's Current Report on Form 8-K field with the Securities and Exchange Commission on December 28, 2006.
(d)(3)	Form of Nonstatutory Stock Option Agreement.
(d)(4)	Form of Nonstatutory Stock Option Agreement for Non-U.S. Employees
(d)(5)	Form of Executive Officer Stock Option Agreement
(g)	Not applicable.
(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
(a)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CATALYST SEMICONDUCTOR, INC.
/s/ GELU VOICU Gelu Voicu President and Chief Executive Officer
/s/ THOMAS E. GAY III Thomas E. Gay III Chief Financial Officer and Vice President of Finance & Administration
Date: February 14, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options Priced At or Above $4.00 Per Share for New Options.
(a)(1)(B)	Text of e-mail from Gelu Voicu dated February 14, 2007.
(a)(1)(C)	Election Form.
(a)(1)(D)	Withdrawal Form.
(a)(1)(E)	Confirmation of Receipt of Election Form.
(a)(1)(F)	Confirmation of Receipt of Withdrawal Form.
(a)(1)(G)	Form of Reminder E-mails.
(d)(1)	Catalyst Semiconductor, Inc. 1998 Special Equity Incentive Plan.
(d)(2)
Catalyst Semiconductor, Inc. Amended and Restated 2003 Stock Incentive Plan and form of agreement thereunder, incorporated herein by reference to Exhibit 10.102 to the Company's Current Report on Form 8-K field with the Securities and Exchange Commission on December 28, 2006.
(d)(3)	Form of Nonstatutory Stock Option Agreement.
(d)(4)	Form of Nonstatutory Stock Option Agreement for Non-U.S. Employees
(d)(5)	Form of Executive Officer Stock Option Agreement

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SIGNATURE
INDEX TO EXHIBITS